UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of report: April 21, 2021

Commission File Number: 001-35123

Golar LNG Partners L.P.

(Translation of registrant's name into English)

2nd Floor S.E. Pearman Building 9 Par-la-Ville Road Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

Item 1 – Information Contained in this Form 6-K Report

Completion of the Merger

On April 15, 2021 (the “Effective Time”), New Fortress Energy Inc., a Delaware corporation (“Parent”), completed its acquisition of Golar LNG Partners LP, a Marshall Islands limited partnership (the “Partnership”) pursuant to the Agreement and Plan of Merger, dated as of January 13, 2021 (the “Merger Agreement”), by and among the Partnership, Golar GP LLC, a Marshall Islands limited liability company and the general partner of the Partnership (the “General Partner”), Parent, Lobos Acquisition LLC, a Marshall Islands limited liability company and an indirect subsidiary of Parent (“Merger Sub”), and NFE International Holdings Limited, a private limited company incorporated under the laws of England and Wales, United Kingdom, and an indirect subsidiary of Parent (“GP Buyer”). Under the terms of the Merger Agreement, among other things, Merger Sub merged with and into the Partnership (the “Merger”), with the Partnership surviving the Merger as a subsidiary of Parent.

At the Effective Time, pursuant to the Merger Agreement, each common unit representing a limited partner interest in the Partnership (each, a “Common Unit”) that was issued and outstanding as of immediately prior to the Effective Time (except for Common Units that were owned immediately prior to the Effective Time by the Partnership as treasury units, which were automatically canceled and retired and cease to exist and no consideration was delivered in respect thereof) was automatically converted into the right to receive $3.55 in cash (the “Merger Consideration”).

At the Effective Time:

(a).
Each 8.75% Series A Cumulative Redeemable Preferred Unit of the Partnership issued and outstanding immediately prior to the effective time of the Merger was unaffected by the Merger and remains outstanding, and no consideration was delivered in respect thereof.

(b).	Each outstanding unit representing a general partner interest of the Partnership that was issued and outstanding immediately prior to the effective time of the Merger remains outstanding.

(c).
Each outstanding option to purchase Common Units (each, a “Partnership Option”) pursuant to any Partnership Plan (as defined in the Merger Agreement), whether or not vested, was automatically vested, cancelled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable exercise price per Common Unit of such Partnership Option and (ii) the number of Common Units subject to such Partnership Option. Any Partnership Option which had a per Common Unit exercise price that was greater than or equal to the Merger Consideration was cancelled on the Closing Date for no consideration or payment.

(d).
Each Partnership Phantom Unit (as defined in the Merger Agreement), whether or not vested, was automatically vested, cancelled and converted into the right to receive an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of Common Units subject to such Partnership Phantom Unit.

Concurrently with the closing of the Merger, GP Buyer purchased from Golar LNG Limited, a Bermuda exempted company (“GLNG”), and GLNG transferred to GP Buyer, all of the outstanding membership interests of the General Partner pursuant to a Transfer Agreement dated as of January 13, 2021 (the “Transfer Agreement”), for a purchase price of $5,099,188 in cash, which is equivalent to $3.55 per general partner unit of the Partnership. Pursuant to the Transfer Agreement, the parties also entered into, among other things, an Omnibus Agreement relating to the provision of certain management services related to the vessels that GMLP owns.

Press Release

Attached as Exhibit 99.1 is a copy of a press release of Parent, dated April 15, 2021, announcing the completion of the Merger.

Item 6 – Exhibits

The following exhibits are filed as part of this Report:

Exhibit No.	Description
2.1
Agreement and Plan of Merger, by and among Golar LNG Partners LP, Golar GP LLC, New Fortress Energy Inc., Lobos Acquisition LLC and NFE International Holdings Limited, dated as of January 13, 2021 (incorporated by reference to Exhibit 4.1 to the Partnership’s Current Report on Form 6-K, filed January 19, 2021).

99.1	Press Release of New Fortress Energy Inc., dated April 15, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS L.P.

	By:	/s/ Christopher S. Guinta
Christopher S. Guinta
Director

Date: April 21, 2021